Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640


[CARDINAL HEALTH LOGO]

NEWS RELEASE                                                 7000 Cardinal Place
                                                             Dublin, OH 43017

                                                             www.cardinal.com



                                                         FOR IMMEDIATE RELEASE



Cardinal Health, Inc. Contacts:                 Media
                                                Lisa Kim
                                                614-757-3530

                                                Investor Relations
                                                Stephen Fischbach
                                                614-757-7067

Syncor International Corporation Contact:       William Powell
                                                818-737-4702


                 CARDINAL HEALTH TO ACQUIRE SYNCOR INTERNATIONAL
                 -----------------------------------------------

        ACQUISITION FOCUSES ON FAST-GROWING NUCLEAR PHARMACY BUSINESS

DUBLIN, OHIO, AND WOODLAND HILLS, CALIFORNIA, JUNE 14, 2002 - Cardinal Health, Inc. (NYSE: CAH), the leading provider of products and services supporting the health care industry, and Syncor International Corporation (Nasdaq: SCOR), the leading provider of nuclear pharmacy services, announce a definitive agreement allowing Cardinal Health to acquire Syncor for approximately $1.1 billion. This acquisition provides Cardinal Health with a leadership presence in the high-growth and profitable nuclear pharmacy business and advances its strategy of expanding the breadth of offerings it provides to health care customers.

The acquisition of Syncor is a stock-for-stock deal in which Syncor will become a wholly owned subsidiary of Cardinal Health. Terms of the definitive agreement call for Syncor shareholders to receive .52 Cardinal Health common shares for each outstanding share of Syncor common stock, with Cardinal Health issuing an aggregate of approximately 14 million common shares on a fully diluted basis. The transaction is intended to be tax-free to the holders of Syncor common stock. Cardinal Health will also assume Syncor's debt, which, net of cash, totaled $202 million as of March 31, 2002. The acquisition is expected to be completed by the end of 2002, subject to regulatory clearance, approval by Syncor shareholders, and other customary conditions. Cardinal Health expects the completed acquisition to be accretive to its earnings within the first year.

Syncor pioneered the concept of centralized nuclear pharmacy services, also known as radiopharmacy, in 1974. It compounds and dispenses radiopharmaceuticals for diagnostic and


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CARDINAL HEALTH TO ACQUIRE SYNCOR INTERNATIONAL
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therapeutic use for oncology and heart disease applications, among others. These medicines also allow physicians to investigate the function of various organs and treat illness without the risk or expense of surgery. Syncor's net sales grew 23 percent in FY 2001 to $775 million, 73 percent coming from the nuclear pharmacy business.

Syncor also operates a network of imaging centers, a business it announced earlier this year that it did not intend to further expand. Syncor has decided to exit this business either before or shortly following the completion of the acquisition. Syncor also announced earlier this year that it was rationalizing its international operations. Cardinal Health will accelerate that rationalization following the acquisition.

"Syncor is a leader in radiopharmacy services and is a tremendous fit with Cardinal Health. With Syncor, we will have a strong core nuclear pharmacy service we can offer our provider customers and also an attractive commercialization and logistics solution for manufacturers of complex pharmaceuticals," said Robert D. Walter, chairman and chief executive officer of Cardinal Health. "This combination expands Cardinal Health's breadth of offerings, including our complementary Central Pharmacy Services business, and provides another opportunity to introduce our products and services to new customers and more effectively deliver value to health care providers."

"Cardinal Health's resources and leadership position in health care will be a tremendous asset for Syncor," said Monty Fu, chairman and founder of Syncor. "As a result of our partnership, the combined relationships with providers and manufacturers as well as the capability to offer more nuclear pharmacy products and services to customers will far exceed what either company could accomplish independently."

"Syncor's commitment to service and professionalism, bias towards action, and business innovation are the reasons why we are so successful in the radiopharmacy business," said Robert G. Funari, president and chief executive officer, Syncor International Corporation. "These are characteristics we share with Cardinal Health so we are excited to build on our considerable success through this new association."


CONFERENCE CALL TODAY

Cardinal Health has scheduled a conference call for today at 11 a.m. Eastern Daylight Time (EDT) to discuss the Syncor International acquisition. To access this discussion, please dial 706-679-0766. A replay of the conference call will be available from 2 p.m. (EDT) on June 14, 2002 through 5 p.m. (EDT) on June 19, 2002 by dialing 706-645-9291, passcode 4534792.


ABOUT SYNCOR
------------

Syncor International Corporation is a leading provider of high technology health care services concentrating on nuclear pharmacy services, medical imaging, niche manufacturing and radiotherapy. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in hospitals and outpatient clinics. Syncor distributes these time-critical pharmaceuticals to more than 7,000 U.S.-based customers through an integrated network of 130 domestic and 19


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CARDINAL HEALTH TO ACQUIRE SYNCOR INTERNATIONAL
PAGE 3



international nuclear pharmacies. Medical imaging services are provided through an integrated network of 72 domestic and 19 internationally owned or operated facilities. Medical imaging operations are conducted by Syncor's wholly owned subsidiary, Comprehensive Medical Imaging, Inc. Syncor also owns or operates eight domestic and two international production facilities for positron emission tomography (PET) radiopharmaceuticals, and is a party to a series of agreements to make PET technology more accessible to healthcare providers and patients nationwide. For more information visit www.syncor.com.


ABOUT CARDINAL HEALTH
---------------------

Cardinal Health, Inc. (www.cardinal.com) is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, Cardinal Health employs more than 49,000 people on five continents and produces annual revenues of more than $40 billion. Cardinal Health is ranked #23 on the current Fortune 500 list and was named as one of the "The World's Best" companies by Forbes magazine in 2002.


                           --------------------------
Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution outsourcing patterns for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic conditions. Cardinal undertakes no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in a Schedule 14A filed on the date of this press release with the SEC. Cardinal Health, Inc. ("Cardinal") intends to file a registration statement on Form S-4 in connection with the transaction, and Syncor intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF SYNCOR ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CARDINAL, SYNCOR AND THE TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web sit at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Cardinal and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Cardinal in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.


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